  EXHIBIT 99.1

December 2, 2019	News Release 19-18

Pretivm Completes the Repurchase of Gold Offtake Agreement

Vancouver, British Columbia, December 2, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces that it has paid the final US$20 million tranche under the Offtake Repurchase Agreement (see news release dated September 16, 2019). With the 100% repurchase of the Offtake Agreement, all components of the 2015 construction financing package are now extinguished.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)